Exhibit 99.1

X Financial Reports Third Quarter 2023 Unaudited Financial Results

SHENZHEN, China, November 22, 2023 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Operational Highlights

	Three Months Ended	Three Months Ended	Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	QoQ	YoY
Total loan amount facilitated and originated (RMB in million)	19,825	25,874	29,462	13.9%	48.6%
Number of active borrowers	1,415,059	1,474,930	1,809,815	22.7%	27.9%

•	The total loan amount facilitated and originated[1] in the third quarter of 2023 was RMB29,462 million, representing an increase of 48.6% from RMB19,825 million in the same period of 2022.

•	Total number of active borrowers[2] was 1,809,815 in the third quarter of 2023, representing an increase of 27.9% from 1,415,059 in the same period of 2022.

	As of September 30, 2022	As of June 30, 2023	As of September 30, 2023
Total outstanding loan balance (RMB in million)	33,789	45,071	49,685
Delinquency rates for all outstanding loans that are past due for 31-60 days	0.77%	0.96%	1.11%
Delinquency rates for all outstanding loans that are past due for 91-180 days	2.22%	2.50%	2.50%

•	The total outstanding loan balance [3] as of September 30, 2023 was RMB49,685 million, compared with RMB33,789 million as of September 30, 2022.

•	The delinquency rate for all outstanding loans that are past due for 31-60 days[4] as of September 30, 2023 was 1.11%, compared with 0.77% as of September 30, 2022.

•	The delinquency rate for all outstanding loans that are past due for 91-180 days[5] as of September 30, 2023 was 2.50%, compared with 2.22% as of September 30, 2022.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

3 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the outstanding loan balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loan delinquent for more than 60 days in the outstanding loan balance.

4 Represents the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in 2015 and ceased in 2019, and all the outstanding loan balance of housing loan as of September 30, 2022, June 30, 2023 and September 30, 2023 were overdue more than 60 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

5 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. All the outstanding loan balance of housing loan as of September 30, 2022, June 30, 2023 and September 30, 2023 were overdue more than 180 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

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Third Quarter 2023 Financial Highlights

(In thousands, except for share and per share data)	Three Months Ended September 30, 2022	Three Months Ended June 30, 2023	Three Months Ended September 30, 2023	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	894,617	1,220,422	1,396,864	14.5%	56.1%
Total operating costs and expenses	(594,191)	(775,713)	(962,120)	24.0%	61.9%
Income from operations	300,426	444,709	434,744	(2.2%)	44.7%
Net income	211,724	366,292	347,190	(5.2%)	64.0%
Non-GAAP adjusted net income	231,125	364,885	374,507	2.6%	62.0%

Net income per ADS—basic	3.96	7.62	7.26	(4.7%)	83.3%
Net income per ADS—diluted	3.84	7.50	7.02	(6.4%)	82.8%

Non-GAAP adjusted net income per ADS—basic	4.32	7.62	7.80	2.4%	80.6%
Non-GAAP adjusted net income per ADS—diluted	4.20	7.44	7.56	1.6%	80.0%

•	Total net revenue in the third quarter of 2023 was RMB1,396.9 million (US$191.5 million), representing an increase of 56.1% from RMB894.6 million in the same period of 2022.

•	Income from operations in the third quarter of 2023 was RMB434.7 million (US$59.6 million), compared with RMB300.4 million in the same period of 2022.

•	Net income in the third quarter of 2023 was RMB347.2 million (US$47.6 million), compared with RMB211.7 million in the same period of 2022.

•	Non-GAAP[6] adjusted net income in the third quarter of 2023 was RMB374.5 million (US$51.3 million), compared with RMB231.1 million in the same period of 2022.

•	Net income per basic and diluted American depositary share (“ADS”) [7] in the third quarter of 2023 was RMB7.26 (US$1.00) and RMB7.02 (US$0.96), compared with RMB3.96 and RMB3.84, respectively, in the same period of 2022.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the third quarter of 2023 was RMB7.80 (US$1.07) and RMB7.56 (US$1.04), compared with RMB4.32 and RMB4.20, respectively, in the same period of 2022.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are pleased to see that our established strategy continued to deliver strong results in the third quarter. Our loan facilitation and origination amount reached the high end of our previous guidance, and both our top line and bottom line showed substantial year-over-year improvement. During the quarter, as macroeconomic conditions improved moderately and the regulatory environment stabilized, the personal finance business has returned to normal across the industry, resulting in increased competition. As a result, our unit borrower acquisition cost increased quarter-over-quarter. Our loan delinquencies fluctuated within their historical low-to-middle range. Going forward, we will continue to execute on our proven strategy and enhance our ability to drive long-term growth and returns for our shareholders.”

6 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, and (iii) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

7 Each American depositary share (“ADS”) represents six Class A ordinary shares.

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Mr. Kent Li, President of the Company, added, “During the third quarter, our total loan amount facilitated and originated increased by 49% year-over-year and 14% quarter-over-quarter to RMB29 billion, with the total outstanding loan balance reaching nearly RMB50 billion at the end of September 2023. Our delinquency rates for all outstanding loans past due for 31-60 days and 91-180 days were 1.11% and 2.50%, respectively, at the end of the quarter, compared with 0.77% and 2.22%, respectively, a year ago. We have enhanced our efforts to acquire more quality borrowers, but we expect the delinquency rates to continue to fluctuate for some time. We will maintain healthy asset quality leveraging our cutting-edge risk management system and focusing more on asset quality than on expanding the borrower base.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are very pleased with our solid financial results in the third quarter. Total net revenue increased by 56% year-over-year and 14.5% quarter-over-quarter to RMB1,397 million. While our net income saw a remarkable 64% year-over-year increase to RMB347 million, there was a slight decline quarter-over-quarter. This decrease was primarily attributed to the rising costs of borrower acquisition and managing asset quality risks. We remain dedicated to achieving balanced growth in revenue and earnings in the long term, which is clearly a key driver of shareholder value. To achieve this goal, we will take a comprehensive consideration of borrower acquisition costs and risk control based on close monitoring of market dynamics, to ensure that we grow both our revenue scale and profits in a sustainable manner.”

Third Quarter 2023 Financial Results

Total net revenue in the third quarter of 2023 increased by 56.1% to RMB1,396.9 million (US$191.5 million) from RMB894.6 million in the same period of 2022, primarily due to an increase in the total loan amount facilitated and originated this quarter compared with the same period of 2022.

	Three Months Ended September 30,
(In thousands, except for share and per share data)	2022		2023		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	501,972	56.1%	829,385	59.4%	65.2%
Post-origination service	96,026	10.7%	168,186	12.0%	75.1%
Financing income	251,607	28.1%	300,950	21.5%	19.6%
Other revenue	45,012	5.1%	98,343	7.1%	118.5%
Total net revenue	894,617	100.0%	1,396,864	100.0%	56.1%

Loan facilitation service fees in the third quarter of 2023 increased by 65.2% to RMB829.4 million (US$113.7 million) from RMB502.0 million in the same period of 2022, primarily due to an increase in the total loan amount facilitated this quarter compared with the same period of 2022.

Post-origination service fees in the third quarter of 2023 increased by 75.1% to RMB168.2 million (US$23.1 million) from RMB96.0 million in the same period of 2022, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the third quarter of 2023 increased by 19.6% to RMB301.0 million (US$41.2 million) from RMB251.6 million in the same period of 2022, primarily due to an increase in average loan balances compared with the same period of 2022.

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Other revenue in the third quarter of 2023 increased by 118.5% to RMB98.3 million (US$13.5 million), compared with RMB45.0 million in the same period of 2022, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

Origination and servicing expenses in the third quarter of 2023 increased by 50.1% to RMB811.1 million (US$111.2 million) from RMB540.5 million in the same period of 2022, primarily due to the increase in borrower acquisition cost and collection expenses resulting from the increased in total loan amount facilitated and originated this quarter compared with the same period of 2022.

Provision for loans receivable in the third quarter of 2023 was RMB53.9 million (US$7.4 million), compared with RMB17.2 million in the same period of 2022, primarily due to an increase in loans receivable held by the Company as a result of the increase in total loan amount facilitated and originated this quarter compared with the same period of 2022.

Income from operations in the third quarter of 2023 was RMB434.7 million (US$59.6 million), compared with RMB300.4 million in the same period of 2022.

Income before income taxes and gain (loss) from equity in affiliates in the third quarter of 2023 was RMB417.5 million (US$57.2 million), compared with RMB302.9 million in the same period of 2022.

Income tax expense in the third quarter of 2023 was RMB74.2 million (US$10.2 million), compared with RMB91.1 million in the same period of 2022.

Net income in the third quarter of 2023 was RMB347.2 million (US$47.6 million), compared with RMB211.7 million in the same period of 2022.

Non-GAAP adjusted net income in the third quarter of 2023 was RMB374.5 million (US$51.3 million), compared with RMB231.1 million in the same period of 2022.

Net income per basic and diluted ADS in the third quarter of 2023 was RMB7.26 (US$1.00), and RMB7.02 (US$0.96), compared with RMB3.96 and RMB3.84, respectively, in the same period of 2022.

Non-GAAP adjusted net income per basic and diluted ADS in the third quarter of 2023 was RMB7.80 (US$1.07), and RMB7.56 (US$1.04), compared with RMB4.32 and RMB4.20 respectively, in the same period of 2022.

Cash and cash equivalents was RMB1,427.9 million (US$195.7 million) as of September 30, 2023, compared with RMB1,320.4 million as of June 30, 2023.

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Recent Development

Share Repurchase Plan

In the third quarter of 2023, the Company repurchased an aggregate of 395,962 ADSs for a total consideration of US$1.73 million. Since the beginning of 2023, the Company had repurchased an aggregate of 801,807 ADSs for a total consideration of US$3.31 million. The Company has approximately US$5.6 million remaining for potential repurchases under our current plan.

Changes to the Board and management

The Board of Directors (the “Board”) has approved the following changes to the Board and management, effective as of the date of this announcement:

Mr. Shaoyong (Simon) Cheng resigned as Vice Chairman while remaining as a Non-Executive Director of the Board.

Mr. Kan (Kent) Li resigned as Chief Risk Officer and continues to serve as President and Director of the Board.

Mr. Yufan Jiang, who joined X Financial in 2015, was appointed as Chief Risk Officer.

Mr. Ding (Gardon) Gao resigned as Chief Technology Officer.

Business Outlook

The Company expects the total loan amount facilitated and originated for the fourth quarter of 2023 to be between RMB26.5 billion and RMB28.0 billion. The total loan amount facilitated and originated for 2023 is expected to be between RMB105.9 billion and RMB107.4 billion.

This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on November 22, 2023 (10:00 AM Beijing / Hong Kong Time on November 23, 2023).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

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A replay of the conference call may be accessed by phone at the following numbers until November 29, 2023:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	2808165

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income per basic ADS, and (iii) adjusted net income per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2023.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company’s projected financial results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not diff materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company’s historical information.

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For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2022	As of September 30, 2023	As of September 30, 2023
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	602,271	1,427,862	195,705
Restricted cash	404,689	599,701	82,196
Accounts receivable and contract assets, net	1,161,912	1,740,978	238,621
Loans receivable from Xiaoying Credit Loans and other loans, net	3,810,393	4,522,614	619,876
Loans at fair value	120,280	-	-
Deposits to institutional cooperators, net	1,770,317	1,828,885	250,670
Prepaid expenses and other current assets, net	71,082	27,827	3,814
Deferred tax assets, net	88,428	118,172	16,197
Long-term investments	495,995	522,410	71,602
Property and equipment, net	5,861	8,549	1,172
Intangible assets, net	36,550	36,512	5,004
Loan receivable from Xiaoying Housing Loans, net	10,061	9,865	1,352
Financial investments	192,620	259,066	35,508
Other non-current assets	67,204	58,811	8,061
TOTAL ASSETS	8,837,663	11,161,252	1,529,778

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	2,627,910	3,229,839	442,686
Payable to investors at fair value	141,289	-	-
Guarantee liabilities	-	41,146	5,640
Financial guarantee derivative	107,890	-	-
Short-term borrowings	70,209	557,500	76,412
Accrued payroll and welfare	63,681	71,090	9,744
Other tax payable	255,691	291,138	39,905
Income tax payable	270,089	408,670	56,013
Deposit payable to channel cooperators	19,700	19,700	2,700
Accrued expenses and other current liabilities	476,035	681,834	93,453
Dividend payable	-	58,693	8,045
Other non-current liabilities	51,193	41,370	5,670
Deferred tax liabilities	722	42,818	5,869
TOTAL LIABILITIES	4,084,409	5,443,798	746,137

Commitments and Contingencies
Equity:
Common shares	207	207	28
Treasury stock	(124,597)	(131,551)	(18,031)
Additional paid-in capital	3,191,194	3,209,546	439,905
Retained earnings	1,622,851	2,561,984	351,149
Other comprehensive income	63,599	77,268	10,590
Total X Financial shareholders' equity	4,753,254	5,717,454	783,641
Non-controlling interests	-	-	-
TOTAL EQUITY	4,753,254	5,717,454	783,641

TOTAL LIABILITIES AND EQUITY	8,837,663	11,161,252	1,529,778

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	501,972	829,385	113,677	1,482,206	2,125,492	291,323
Post-origination service	96,026	168,186	23,052	265,673	429,775	58,906
Financing income	251,607	300,950	41,249	717,638	829,645	113,712
Other revenue	45,012	98,343	13,479	141,791	237,308	32,526
Total net revenue	894,617	1,396,864	191,457	2,607,308	3,622,220	496,467

Operating costs and expenses:
Origination and servicing	540,451	811,078	111,167	1,538,011	2,114,607	289,831
General and administrative	42,590	48,588	6,660	129,078	138,373	18,966
Sales and marketing	3,726	3,360	461	12,952	8,828	1,210
(Reversal of) provision for accounts receivable and contract assets	(4,385)	3,748	514	47,386	5,983	820
Provision for loans receivable	17,216	53,946	7,394	83,180	129,772	17,787
(Reversal of) provision for contingent guarantee liabilities	-	41,594	5,701	(14,000)	41,594	5,701
(Reversal of) provision for credit losses on deposits to institutional cooperators	(5,407)	(194)	(27)	3,127	(427)	(59)
Reversal of provision for credit losses for other financial assets	-	-	-	(765)	-	-
Total operating costs and expenses	594,191	962,120	131,870	1,798,969	2,438,730	334,256

Income from operations	300,426	434,744	59,587	808,339	1,183,490	162,211
Interest income (expenses), net	643	(7,322)	(1,004)	3,359	(17,778)	(2,437)
Foreign exchange gain (loss)	(13,991)	1,526	209	(26,137)	(7,255)	(994)
Income (loss) from financial investments	1,823	(16,490)	(2,260)	(7,802)	(13,911)	(1,907)
Impairment losses on financial investments	(8,875)	-	-	(8,875)	-	-
Fair value adjustments related to Consolidated Trusts	(4,886)	268	37	(6,377)	(531)	(73)
Change in fair value of financial guarantee derivative	21,649	-	-	46,274	24,966	3,422
Other income, net	6,106	4,742	650	32,134	23,005	3,153

Income before income taxes and gain (loss) from equity in affiliates	302,895	417,468	57,219	840,915	1,191,986	163,375

Income tax expense	(91,104)	(74,172)	(10,166)	(314,380)	(213,779)	(29,301)
Gain (loss) from equity in affiliates, net of tax	(67)	3,894	534	10,821	19,619	2,689
Net income	211,724	347,190	47,587	537,356	997,826	136,763
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	211,724	347,190	47,587	537,356	997,826	136,763

Net income	211,724	347,190	47,587	537,356	997,826	136,763
Other comprehensive income, net of tax of nil:
Gain from equity in affiliates	96	4	1	166	45	6
Foreign currency translation adjustments	37,254	(6,301)	(864)	69,971	13,624	1,867
Comprehensive income	249,074	340,893	46,724	607,493	1,011,495	138,636
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	249,074	340,893	46,724	607,493	1,011,495	138,636

Net income per share—basic	0.66	1.21	0.17	1.64	3.47	0.48
Net income per share—diluted	0.64	1.17	0.16	1.60	3.43	0.47

Net income per ADS—basic	3.96	7.26	1.00	9.84	20.82	2.85
Net income per ADS—diluted	3.84	7.02	0.96	9.60	20.58	2.82

Weighted average number of ordinary shares outstanding—basic	321,742,209	287,806,370	287,806,370	328,467,902	287,412,729	287,412,729
Weighted average number of ordinary shares outstanding—diluted	328,981,034	297,114,127	297,114,127	335,706,728	291,209,263	291,209,263

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	211,724	347,190	47,587	537,356	997,826	136,763
Less: Income (loss) from financial investments (net of tax of nil)	1,823	(16,490)	(2,260)	(7,802)	(13,911)	(1,907)
Less: Impairment losses on financial investments (net of tax of nil)	(8,875)	-	-	(8,875)	-	-
Less: Impairment losses on long-term investments (net of tax)	-	-	-	-	-	-
Add: Share-based compensation expenses (net of tax of nil)	12,349	10,827	1,484	41,686	34,178	4,684
Non-GAAP adjusted net income	231,125	374,507	51,331	595,719	1,045,915	143,354

Non-GAAP adjusted net income per share—basic	0.72	1.30	0.18	1.81	3.64	0.50
Non-GAAP adjusted net income per share—diluted	0.70	1.26	0.17	1.77	3.59	0.49

Non-GAAP adjusted net income per ADS—basic	4.32	7.80	1.07	10.86	21.84	2.99
Non-GAAP adjusted net income per ADS—diluted	4.20	7.56	1.04	10.62	21.54	2.95

Weighted average number of ordinary shares outstanding—basic	321,742,209	287,806,370	287,806,370	328,467,902	287,412,729	287,412,729
Weighted average number of ordinary shares outstanding—diluted	328,981,034	297,114,127	297,114,127	335,706,728	291,209,263	291,209,263